Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Report on Form 6-K furnished by Zhongchao Inc. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”), contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is furnished, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is furnished to confirm these statements to actual results, unless required by law.

Overview

We are not a Chinese operating company but rather a holding company incorporated in Cayman Islands. As a holding company with no material operation of our own, we conduct a substantial majority of our operation through our wholly owned subsidiary, Beijing Zhongchao Zhongxing Technology Limited, a People’s Republic of China (“PRC”) company (“Zhongchao WFOE”) and a variable interest entity in China, Zhongchao Medical Technology (Shanghai) Co., Ltd. (“Zhongchao VIE”) and its subsidiaries (collectively, the “PRC operating entities”). Due to the existing VIE agreements between Zhongchao WFOE and Zhongchao VIE, we are able to consolidate the financial results of Zhongchao VIE under the U.S. GAAP, however, we do not hold equity interest in Zhongchao VIE.

We are a provider of healthcare information, education, and training services to healthcare professionals and the public in China. We offer a wide range of online and onsite health information services, healthcare education programs, and healthcare training products, consisting primarily of clinical practice training, open classes of popular medical topics, interactive case studies, academic conferences and workshops, continuing education courses, and articles and short videos with educational healthcare content to healthcare professionals as well as the public. We have also been engaged by certain customers on a project basis to establish individual columns on our online platform to provide training and knowledge of certain drug treatment for healthcare professionals and patients. We also plug in supplemental features to manage the drug treatment, including reviewing patients’ applications, tracking their usage of drugs, and collecting related information, or the patient-aid projects. We discontinued our patented drug sales operations in June 2025.

Since 2025, the Chinese healthcare information service industry has experienced intensified market competition, and downstream customers have placed increasingly stringent demands on service quality and efficiency, exerting sustained downward pressure on the gross margins of our business lines. In response to these market changes, we are implementing a strategic optimization initiative designed to gradually scale down our existing business portfolio and better align it with our long-term development strategy.

Subsequent events

On September 18, 2026, our shareholders approved the proposed 1-for-2 share consolidation of our ordinary shares of $0.744 par value each into $1.488 par value each (the “1-for-2 Share Consolidation”). The shareholders also approved that the authorized share capital of us be reduced and reorganized from $10,000,000,000 divided into 6,048,387,097 Class A ordinary shares of par value $1.488 each and 672,043,010 Class B ordinary shares of par value $1.488 each to $67,204 divided into 6,048,387,097 Class A ordinary shares of par value $0.00001 each and 672,043,010 Class B ordinary shares of par value $0.00001 each (the “Capital Reduction”). The 1-for-2 Share Consolidation and Capital Reduction were effective on September 28, 2026.

Results of Operations

The following table sets forth a summary of our condensed consolidated results of operations for the periods presented. This information should be read together with our unaudited condensed consolidated financial statements included elsewhere in this report. The results of operations in any period are not necessarily indicative of our future trends.

Revenues

We generate revenues from pharmaceutical enterprise customers and not-for-profit organizations (“NFP”) from design and production of online medical courses, organizing offline medical training services, consulting and academic support services, patient management services for patient-aid projects, and sales of patented drugs.

Revenues decreased by approximately $4.8 million, or 85.0%, from approximately $5.6 million for the six months ended June 30, 2025 to approximately $0.8 million for the six months ended June 30, 2026. The overall revenue decline is mainly from an approximately $2.1 million decrease in revenue from medical training and education services and an approximately $2.0 million decrease in revenues from patient-aid projects. This decline was primarily attributable to intensifying competition and increasingly stringent customer requirements for service. As a result, we are making strategic adjustments to gradually scale down our existing operations. Additionally, sales of drugs decreased by approximately $0.7 million for the six months ended June 30, 2026 as compared to the same period of the last year. Over the past year or two, intensified competition among similar pharmaceutical products, coupled with the impact of centralized procurement in China, has made imported drugs uncompetitive in pricing. We discontinued our patented drug sales operations in June 2025.

Cost of revenues

Cost of revenues was comprised of direct related costs incurred for preparation of online medical training courses and offline education seminars and patient management services in patient-aid projects and cost of patented drugs.

Cost of revenues incurred for preparation of online medical training courses and offline education seminars and patient management services in patient-aid projects was comprised of direct related costs incurred for preparation of online medical training courses and offline education seminars and patient management services in patient-aid projects, including expenses of travelling and accommodation, seminar site-rental, video production and backdrop production, professional service fees charged by experts who provide online and offline seminars, and salary and welfare expenses incurred by the key members of the editorial, design and production team and patient-aid projects, as well as outsourced labor cost in patient-aid projects. The travelling and accommodation expenses, including but not limited to the transportation expenses and hotel accommodation expenses, represented the costs arising from lecturers’ attendance and participation of the offline seminars. Other travelling expenses were incurred by the Company’s medical department for videos production, live streaming of the offline seminars, and materials collection to create online courses. These travelling and accommodation expenses are well budgeted before any agreements entered into by the Company and the customers. Therefore, such expenses are well covered by the customers under those agreements. The Company is not reimbursed by the customers separately.

Cost of revenues incurred for patented drugs was primarily comprised of purchase cost of drugs.

Cost of revenues decreased by approximately $2.1 million, or 72.9%, from approximately $2.9 million for the six months ended June 30, 2025 to approximately $0.8 million for the six months ended June 30, 2026. This decrease was primarily due to a reduction of approximately $1.5 million in the costs of medical training and education services and patient-aid projects, as the business volume was reduced, leading to a corresponding decrease in related expenditures. In addition, the cost of selling patented drugs decreased by approximately $0.6 million, which was consistent with the decline in revenue from patented drugs sales.

Gross Profit

Gross profit decreased by approximately $2.7 million, or 97.9%, from approximately $2.7 million for the six months ended June 30, 2025 to approximately $60,000 for the six months ended June 30, 2026. For the six months ended June 30, 2026 and 2025, our overall gross margin was 6.6% and 48.4%, respectively. As mentioned above, the primary reason for the decline in gross margin stemmed from our gradual wind-down of our existing operations, leading to reduced revenue, while labor costs and other inputs could not be reduced at the same pace.

General and administrative expenses

General and administrative expenses increased by approximately $1.7 million, or 61.4%, to approximately $4.4 million for the six months ended June 30, 2026 from approximately $2.7 million for the same period in 2025. The increase in general and administrative expenses was primarily attributable to the following factors: (i) an increase of approximately $1.7 million in share-based compensation expense resulting from the issuance of ordinary shares to management and consultants as compensations; (ii) an increase of approximately $0.3 million in professional service expenses mostly related to business development; and (iii) an increase of approximately $0.2 million in salary and welfare expenses due to one-time severance costs. The increase was partially offset by a decrease of approximately $0.4 million in credit loss expense related to overdue receivables.

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Selling and marketing expenses

Selling and marketing expenses decreased by approximately $0.8 million, or 89.4%, to approximately $0.1 million for the six months ended June 30, 2026 from approximately $0.9 million for the same period in 2025. The decrease was primarily attributable to (i) a decrease of approximately $0.4 million in salary and welfare expenses, resulting from the workforce reduction in the sales team, and (ii) a decrease of approximately $0.3 million in advertising and promotional expenses, due to the reduced business promotion activities.

Research and development expenses

Research and development (“R&D”) expenses decreased by approximately $8,000, or 100.0%, to nil for the six months ended June 30, 2026 from approximately $8,000 for the same period in 2025. The decrease was primarily attributable to our termination of our R&D projects, resulting in no expenditures incurred in the current period.

Other income (expenses)

Our total other (expenses) income, net, decreased by approximately $1.2 million, or 519.9%, to other expenses, net of approximately $1.0 million for the six months ended June 30, 2026 from other income, net, of approximately $0.2 million for the six months ended June 30, 2025. Other income (expenses) mainly includes interest income, other (expenses) income, and change in fair value of derivative liabilities and loss from issuance. The change was primarily attributable to a gain of approximately $3.5 million from changes in fair value of derivative liabilities and a loss of approximately $4.6 million from the issuance of such instruments. The common warrants issued in our private placement in June 2026 were classified as liability instruments. They were initially measured at fair value and were subsequently remeasured at fair value at each reporting date, with fair value computed using the Monte Carlo simulation model. As of June 30, 2026, the common warrants were fully exercised.

Income tax expenses

We had income tax expense of approximately $41,000 for the six months ended June 30, 2026, as compared to income tax expense of approximately $0.2 million for the six months ended June 30, 2025. The change was mainly due to a decrease in deferred income tax expense, resulting from the combined effects of a decrease in unbilled revenue and a decrease in the applicable tax rate for our subsidiary.

Net loss

As a result of the foregoing, we had net loss of approximately $5.4 million for the six months ended June 30, 2026 as compared with net loss of approximately $0.9 million for the six months ended June 30, 2025.

Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash flows from operations and equity financing.

During the six months ended June 30, 2026 and 2025, we generated net loss of approximately $5.4 million and net loss of approximately $0.9 million, respectively. As of June 30, 2026, we had cash and cash equivalents of approximately $9.7 million and working capital of approximately $18.1 million.

On July 23, 2026, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) in connection with a registered direct offering of 150,000 Class A Ordinary Shares, par value $0.00001 each (the “Class A Ordinary Shares”), and, in lieu of Class A Ordinary Shares, pre-funded warrants (the “Pre-Funded Warrants”) to purchase 2,272,728 Class A Ordinary Shares (the “Warrant Shares”), in the aggregate (such offering, the “July 2026 Offering”). The Securities Purchase Agreement provides each purchaser with a 60-day right to purchase, at $2.20 per share, an additional allocation (the “Additional Allocation Option”) of up to 200% of the number of Class A Ordinary Shares and Warrant Shares purchased by such purchaser in the July 2026 Offering. On August 5, 2026, a certain purchaser partially exercised its Additional Allocation Option to purchase 227,273 Class A Ordinary Shares, which additional Class A Ordinary Shares were issued on August 6, 2026. In connection with the offering and additional allocation option, we issued an aggregate of 2,500,000 Class A Ordinary Shares. We received total net proceeds of approximately $4.8 million after deducting placement agent fees, legal fees and other offering-related costs, which we intend to be used for general corporate purposes. The number of shares of the Class A and warrant shares and per share data have been retrospectively adjusted considering the 1-for-2 Share Consolidation.

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Together with our other cash resources, we intend to use these funds to grow our business primarily by:

●	Conduct research on international markets to identify expansion opportunities

●	Recruit talent globally to support business growth and innovation

●	Explore and gradually develop global markets for long-term international presence

Although we consolidate the results of the Zhongchao VIE and its subsidiaries, we only have access to cash balances or future earnings of the Zhongchao VIE and its subsidiaries through our VIE Arrangements with Zhongchao VIE.

Current foreign exchange and other regulations in the PRC may restrict our PRC subsidiary, Zhongchao VIE and its subsidiaries in their ability to transfer their net assets to the Company and its subsidiaries in Cayman Islands, and Hong Kong. However, these restrictions have no impact on the ability of the PRC entities to transfer funds to us as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

Our current revenue is denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, the PRC entities are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

In accordance with applicable accounting guidance, management has evaluated our ability to continue as a going concern for a period of at least twelve months from the date of issuance of these unaudited condensed consolidated financial statements. This evaluation included the preparation of detailed cash flow forecasts reflecting our current cost structure and expected operating requirements.

Based on this assessment, management expects that we will maintain sufficient liquidity to meet our obligations as they fall due for at least twelve months from the issuance date of these unaudited condensed consolidated financial statements. This expectation is based on our minimal operating expense structure, the absence of material debt obligations, and the significant liquidity enhancement from the private placement completed in July and August 2026.

Cash Flows

The following table sets forth a summary of our cash flows for the six months ended June 30, 2026 and 2025.

	For the Six Months Ended
	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Net cash (used in) provided by operating activities	$(1,528,711)	$1,820,881
Net cash used in investing activities	(1,719,345)	(980,271)
Net cash provided by financing activities	4,746,055	-
Effect of exchange rate changes on cash and cash equivalents	150,799	230,106
Net change in cash and cash equivalents	1,648,798	1,070,716
Cash and cash equivalents at beginning of period	8,098,075	7,841,306
Cash and cash equivalents at end of period	$9,746,873	$8,912,022

Operating activities

Net cash used in operating activities was approximately $1.5 million for the six months ended June 30, 2026, primarily attributable to (i) net loss of approximately $5.4 million, (ii) a decrease in accrued expenses and other liabilities of approximately $0.8 million, and (ⅲ) a decrease in accounts payable of approximately $0.3 million. The cash used in operating activities was partially offset by (i) non-cash adjustments, mainly consisting of share-based compensation expenses of approximately $1.7 million, changes in fair value of derivative liabilities and loss from issuance of approximately $1.1 million, and depreciation and amortization expenses of approximately $0.2 million, and (ii) a decrease in accounts receivable of approximately $2.0 million resulting from declining sales and intensified collection efforts.

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Net cash provided by operating activities was approximately $1.8 million for the six months ended June 30, 2025, mainly derived from (i) depreciation and amortization expenses of approximately $0.2 million and provision for expected credit losses of approximately $0.3 million, (ii) net changes in operating assets and liabilities, primarily due to a decrease in accounts receivable of approximately $1.0 million during the six months ended June 30, 2025 (resulting from intensified collection efforts amid declining sales caused by intense industry competition), a decrease in inventories of approximately $0.6 million (due to inventory clearance following Chongqing Xinjiang’s deregistration), an increase in advances from customers of approximately $0.5 million, and an increase in accounts payable of approximately $0.4 million. The increase in cash was partially offset by the following factors: an adjusted net loss of approximately $0.9 million incurred over the six-month period, a decrease in accrued expenses and other liabilities of approximately $0.2 million, and an increase in prepayments and other current assets of approximately $0.2 million.

Investing activities

Net cash used in investing activities was approximately $1.7 million for the six months ended June 30, 2026. This was primarily attributable to our investment of approximately $3.1 million in short-term investments. The net cash used in investing activities was partially offset by the receipt of approximately $1.3 million in proceeds from the redemption of such short-term investments, and approximately $60,000 in proceeds from the redemption of non-marketable securities during the six-month period ended June 30, 2026.

Net cash used in investing activities was approximately $1.0 million for the six months ended June 30, 2025. This was primarily attributable to our investment of approximately $6.1 million in short−term investments. The net cash used in investing activities was offset by the receipt of approximately $5.2 million in proceeds from the redemption of such investments during the six-month period ended June 30, 2025.

Financing activities

For the six months ended June 30, 2026, we had net cash provided by financing activities of approximately $4.7 million from sales of ordinary shares and exercise of warrants.

For the six months ended June 30, 2025, we had no cash provided by or used in financing activities.

Safe Harbor Statement

This report contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this report. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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